FILED PURSUANT TO RULE 433
ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED JUNE 1, 2007)
REGISTRATION STATEMENT No. 333-143140

OMNITURE, INC.

Common stock offered by Omniture	7,150,000 (excluding option to purchase 1,226,250 shares)

Common stock offered by Selling Stockholders	1,025,000 shares

Price to public	$18.15 per share

Underwriting discount	$1.0255 per share

Net proceeds to Omniture	Approximately $121.5 million after deducting the underwriting discount and estimated offering expenses.
Closing date	June 15, 2007

Underwriters	Morgan Stanley & Co. Incorporated Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. JMP Securities LLC Montgomery & Co., LLC

Principal and Selling Stockholders

The number of shares of common stock offered by Selling Stockholders increased by 300,000, as a result of the inclusion of additional shares to be sold by OI Investment LLC, which is controlled by Sorenson Capital, of which Fraser Bullock is a Managing Director. Prior to this offering, OI Investment holds 801,396 shares, or 1.9% of our outstanding common stock and following this offering, OI Investment will hold 501,396 shares, or less than 1% of our outstanding common stock. After this offering, Mr. Bullock will beneficially own 1,144,509 shares of our common stock. Following this offering, Mr. Bullock will hold 1,144,509 shares, which amount includes shares held by OI Investment.

We and all of our directors, executive officers and certain of our stockholders, including all selling stockholders, who hold in the aggregate 19,069,415 shares of our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of the prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. However, (1) our directors and executive officers may, but only with respect to up to 25% of the shares of common stock or securities convertible into or exercisable or exchangeable for common stock held by them, engage in such transactions at any time following the 75th day after the date of the prospectus, (2) Hummer Winblad Venture Partners V, L.P. and Scale Venture Partners II, L.P. may engage in any of the foregoing transactions with respect to (x) up to 5% of the shares of common stock held by them prior to the date of the commencement of the “road show” for this offering, and (y) up to 20% of the remaining shares held by them at any time following the 75th day after the date of the prospectus, and (3) OI Investment may engage in any of the foregoing transactions at any time after July 31, 2007. There are certain exceptions to these restrictions, as well as circumstances under which the restricted period can be extended, as more fully described in the prospectus.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. INCORPORATED AT 1-866-718-1649 OR CREDIT SUISSE SECURITIES (USA) LLC AT 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.